August 2, 2013

Securities and Exchange Commission

100 F Street

Washington, DC 20549-60000

Attention: Russell Mancuso, Branch Chief

Re:	Symmetry Medical Inc.
Form 10-K for Fiscal Year Ended December 29, 2012
Filed March 8, 2013
Form 10-Q for Fiscal Quarter Ended March 30, 2013
Filed May 9, 2013
Response dated June 11, 2013
File No. 001-32374

Dear Mr. Mancuso:

We are in receipt of your letter dated June 25, 2013 regarding the above referenced forms and response. In reply thereto, we respectfully submit the following responses:

Form 10-K for Fiscal Year Ended December 29, 2012

Government Regulations, page 15

1.	It appears that you have not addressed the last sentence of prior comment 2. Please provide us, and disclose in future filings, information with respect to the listing or approval of your products under material foreign government regulatory processes similar to the information we requested regarding FDA requirements.

Response:

We design, develop, manufacture, procure and sell surgical instruments, orthopedic implants, sterilization cases and trays, and aerospace products.  The vast majority of the devices we sell to our OEM customers are manufactured to each particular customer’s specifications. None of these products require us to obtain Food and Drug Administration (“FDA”) Premarket Approval (“PMA”) or the foreign country equivalent thereof, as doing so is the respective customer’s responsibility.  Accordingly, the appropriate U.S. or Non-U.S. regulatory filing is determined and executed by the customer, not the Company, and the Company plays no role in that process.

The remaining healthcare products which we sell to OEM customers or to the direct to hospital market are subject to the premarket notification process required by Section 510(k) as Class I or Class II devices with the FDA or foreign country equivalent.  These products include our own sterilization containers and instrument products, where we own the underlying intellectual property.  Our quality and regulatory team continuously monitors our registration compliance and we believe we are fully compliant with all registration requirements in the U.S. and in all other Non-U.S. markets where we sell these products.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.267.8700 •F:+1.574.267.4551 •www.symmetrymedical.com

Page 2 of 11 August 2, 2013

The risk factor on page 29 of our Form 10-K addresses the risk to the Company of our customer’s failure to obtain timely U.S. or Non-U.S. governmental approvals.  A delay in an OEM customer’s registration and associated PMA required for commercial distribution could directly impact us to the extent that such circumstance could result in a delay in orders related to the associated product launches and the revenue stream associated with them.  The new U.S. FDA deadline for device registration and listing requirements was March 31, 2013.  We have completed all required registration processes for products that are manufactured with our intellectual property and for which we are responsible for registration and, accordingly, we do not believe that we have any material risk or exposure in this regard. Thus, the new FDA requirement did not and will not impact sales of our own products to the marketplace.  At this time there is no Non-U.S. requirement to register as a contract manufacturer so we do not anticipate any issues with Non-U.S. jurisdictions. We will include the above disclosures in future filings.

Directors, Executive Officers and Corporate Governance, page 94

2.	Please expand the analysis of the disclosure requirements in Regulation S-K Item 401(f) that you provided in response to prior comment 4 to address the paragraph numbered “25” in Exchange Act Release No. 66268.

Response:

The Company and its Board of Directors take this issue very seriously, and there was a fair amount of attention paid by both to the Release No. 66268 (the “Release”) and, pursuant to Regulation S-K Item 401(f), whether it was “material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant…” Notwithstanding the Company's determination that the Release (and specifically paragraph 25 therein) is not material to an evaluation of Mr. Hite's ability or integrity, the Company will amend its Form 10-K to include the following disclosure and will fully evaluate Regulation S-K, Item 401(f) in all future filings:

In 2007 the Company discovered accounting irregularities in its Sheffield, UK operating unit, resulting in a restatement of certain financial reports and an SEC inquiry. Although Mr. Hite was not alleged to know of or have any part in these accounting irregularities, pursuant to an agreed order with the Securities and Exchange Commission (“Commission”) dated January 30, 2012, he agreed to the payment of a civil fine to the Commission and reimbursement to the Company of certain performance-based compensation paid during a time when the Company filed inaccurate financial statements in connection with certain internal control deficiencies cited in the Commission's order.

Executive Compensation, page 94

3.	Regarding your response to prior comment 5:

•	Please tell us with specificity how your Compensation Discussion and Analysis addresses the 19,090 shares forfeited that you mention in your response.

Response:

The forfeited shares were a portion of the shares granted to Mr. Sullivan upon his arrival with the Company in 2011. Information regarding the terms of this award appears in a number of filings, including the 2011 and 2012 Proxy Statements. The forfeiture of these shares occurred when the Company failed to achieve all of the required performance goals in 2011 and was addressed in the 2012 Proxy Statement. As noted in the following Response, this forfeiture was improperly included in the Summary Compensation Table of the 2013 Proxy Statement.

Page 3 of 11 August 2, 2013

Information regarding the forfeiture was reported in the Compensation Discussion and Analysis for the 2012 Proxy Statement. Specifically, on page 23 of the Company’s 2012 Proxy Statement, filed March 20, 2012, the Company discussed performance under the 2011 Equity Incentive Program and noted that the Company achieved 36% of its goals and that Mr. Sullivan achieved his personal goal and objectives. The disclosure also includes a cross-reference to the Grants of Plan-Based Awards Table for specific grant information. In footnote 3 to the Grants of Plan-Based Awards Table on page 29 of the 2012 Proxy Statement, the Company disclosed that Mr. Sullivan had forfeited 19,090 shares.

•	Please tell us with specificity the authority on which you rely to include negative $188,991 in the Summary Compensation Table. For guidance, see the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 119.28 available on the Commission’s website.

Response:

Based upon a further review of the guidance provided in the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 119.28, the Company realizes that it should not have included the true-up for shares that were not earned under the Equity Compensation Program and which were therefore reversed from an expense perspective. The Company will correct the Summary Compensation Table in an amendment to its Form 10-K and in future filings and will adhere to the foregoing guidance in reporting equity grants and expenses.

•	Please tell us how you reported in your compensation tables the 19,090 shares earned as mentioned in the sentence before the caption “(b) Stock Options” on page 24 of your latest proxy statement.

Response:

At the time of filing the proxy statement, we considered these shares granted in 2013 and intended to report the grant in the compensation tables in the 2014 Proxy Statement. After reviewing the plan and award agreement pursuant to which this award was made and consulting with our counsel and independent auditors, we have determined that these shares should have been included in the compensation tables for 2012. We have provided revised tables below, together with an explanation of the reasons for our change in reporting.

•	The Grant of Plan-Based Awards table that you provided in your letter does not reflect the requirement of Regulation S-K Item 402(d). For example, you have changed the required column headings and have omitted column (I). Please provide us – and disclose in future filings – a table in the format required by Regulation S-K Item 402(d).

Response:

A revised Grants of Plan-Based Awards Table is provided below.

Page 4 of 11 August 2, 2013

GRANTS OF PLAN-BASED AWARDS
Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stocks or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(3)
		Threshold ($)	Target	Maximum ($)	Threshold	Target	Maximum	(#)(2)	(#)	($/Sh)
			($)		(#)	(#)	(#)
Thomas J. Sullivan	1/1/2012	$ -	$358,750	$717,500	-	-	-	-	-	$ -	$ -
	2/3/2012	$ -			-	77,220	154,440		-	$ -	$599,999
	5/3/2012				-	19,090	19,090		-	$ -	$141,266
	7/27/2012	$ -			-	-	-	-	300,000(3)	$7.69	$1,011,000
Fred L. Hite	1/1/2012	$ -	$233,188	$466,375	-	-	-		-	$ -	$ -
	2/3/2012	$ -			-	53,411	106,822		-	$ -	$415,003
D. Darin Martin	1/1/2012	$ -	$112,750	$225,500	-	-	-		-	$ -	$ -
	2/3/2012	$ -			-	15,315	30,630		-	$ -	$118,998
Christopher Huntington	1/1/2012	$ -	$165,000	$330,000	-	-	-		-	$ -	$ -
	2/3/2012	$ -			-	26,641	53,282		-	$ -	$207,001
David C. Milne	1/1/2012	$ -	$87,500	$175,000	-	-	-		-	$ -	$ -
	2/3/2012	$ -			-	21,622	43,244		-	$ -	$168,003

(1)	Amounts reflect the threshold and maximum cash incentive compensation that could be earned relative to performance in 2012. See the table in the section entitled “2012 Cash Bonus Plan” for specific criteria and amounts earned thereunder.
(2)	These amounts represent the total shares targeted for grant if performance targets were met in 2012. As explained above in the Compensation Discussion & Analysis, targets set at the beginning of the year were subject to increase or decrease based on performance targets in 2012. The targets were met at 118% of target and accordingly, the shares actually granted under this program were made at the following levels: Mr. Sullivan received 91,120 shares, Mr. Hite received 63,024 shares, Mr. Martin received 18,072 shares, Mr. Huntington received 31,436 shares, and Mr. Milne received 25,514 shares.
(3)	Represents the grant date fair value of each award calculated in accordance with FASB Topic 718. The fair value of each option was estimated using a Black Scholes option pricing model that used the following assumptions: expected volatility of 48%, expected term of 5.5 years, a risk fee interest rate of 0.75% and a dividend yield of 0.

In addition to the changes made in response to the Staff's comments, we have revised the manner in which we report equity incentive awards that are subject to performance conditions. Our Compensation Committee establishes goals for our management team in the first quarter of each year and enters into an award agreement with award recipients. The award agreement provides for a target number of shares that will be granted to the recipient if the performance goals are met. Thus, there is no transfer of shares to recipients until approximately twelve (12) months thereafter. The agreement specifically states that the shares will be granted after the performance for the year is determined. The target number of shares can be reduced to zero or increased to 200% of the target shares based on the extent to which the performance goals for the year are met.

In prior years, we included the number of shares that were granted in a particular year (after performance for the prior year was determined) in our Summary Compensation Table and included the target number of shares that were awarded in that year and could be granted in the following year (based on performance for that year) in our Grants of Plan-Based Awards Table under a caption of "Possible All Other Stock Awards". After reviewing the applicable rules and guidance and consulting with our counsel and independent auditors, we now believe that the shares covered by these performance-based awards should be reported in the Grants of Plan-Based Awards Table for the year in which the award agreement is signed (including the threshold, target and maximum possible grants) and that the grant date fair value of these awards should be included in our Summary Compensation Table for the same year. The table above reflects this treatment. We have also included a revised Summary Compensation Table showing these changes below.

Page 5 of 11 August 2, 2013

SUMMARY COMPENSATION TABLE

Name	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Thomas J. Sullivan, President & CEO	2012	$512,500	$ -	$741,265	$1,011,000(8)	$260,713	$17,028	$2,542,506
	2011	$500,000	$100,000	$1,749,996(6)	-	$175,000	$22,320	$2,547,316
Fred L. Hite, SVP and Chief Financial Officer	2012	$358,750	$ -	$415,003	-	$169,463	$19,022	$962,238
	2011	$350,000	$206,500	$ 861,069(7)	-	$113,750	$16,900	$1,548,219
	2010	$300,000	$ -	$380,000	-	$ -	$13,747	$693,747
D. Darin Martin, SVP, Quality Assurance & Regulatory Compliance	2012	$225,500	$ -	$118,998	-	$81,938	$14,300	$440,736
	2011	$220,000	$32,672	$171,308	-	$27,500	$13,680	$465,160
	2010	$200,000	$ -	$109,250	-	$ -	$16,664	$325,914
Christopher Huntington, COO, Symmetry Surgical, Inc.	2012	$275,000	$ -	$207,001	-	$102,019	$13,087	$597,107
	2011	$250,000	$100,000	$380,533	-	$31,250	$10,354	$772,137
David C. Milne, SVP of Human Resources, General Counsel & Corporate Secretary	2012	$250,000	$ -	$168,003	-	$76,413	$14,928	$509,344
	2011	$214,500	$25,433	$361,307	-	$37,538	$13,050	$651,828
	2010	$226,400	$ -	$109,250	-	$ -	$12,409	$348,059

(1)	The salary amounts relate to cash only wages received on a regular basis.
(2)	The bonus amounts relate to a one-time discretionary cash payment received in addition to salary.
(3)	This figure shows the value of restricted stock valued in accordance with FASB Topic 718 at targeted amounts as of the date the target was established and communicated to the recipient. Note that these targets were not met in 2010, partially met in 2011 and achieved at 118% of target in 2012.
(4)	Non-equity incentive plan thresholds were not met in 2010, partially met in 2011 and partially met in 2012.
(5)	The other compensation amounts include the following items and amounts:
-	Company Car - For total compensation purposes, for the following Named Executive Officers, the cost of personal use of a Company car has been valued at the cost of the annual lease, maintenance and fuel, estimated for 2012 at $12,428 for Thomas J. Sullivan; $14,422 for Fred L. Hite, $10,300 for D. Darin Martin, $10,328 for David C. Milne and $9,087 for Christopher Huntington.
-	401k Match - In the U.S., we provide a discretionary match of the each employee’s contribution to their respective 401k retirement account up to a maximum of $4,000. We contributed $4,000 for each of Thomas J. Sullivan, Fred L. Hite, D. Darin Martin, Christopher Huntington and David C. Milne in 2012.
-	Legal fees in 2011 of $5,966 for legal work related to Mr. Sullivan joining the company pursuant to his employment agreement.
-	Payment of $600 per year toward the Health Savings Plan established by Messrs. Sullivan, Hite and Milne.
(6)	This figure includes $900,000 in restricted stock granted to Mr. Sullivan on his hire date to make him whole for equity lost when he left his prior employer and to incent his retention and alignment with the shareholders.
(7)	In addition to his normal performance-based grant of restricted stock, in 2011 Mr. Hite received one-time time-based grants of equity designed to ensure his retention ($340,200) and as a reward for the successful closing on the Codman acquisition ($150,000). These grants are not anticipated to be replicated in future years; his 2012 equity target was $415,000 and his 2013 equity target is $394,625.
(8)	Mr. Sullivan received $1 million in options in 2012, some of which was expensed in 2012. These options vest five years after date of grant and will not be exercised until 2017. This grant was intended to ensure Mr. Sullivan’s retention and to align his interests with the shareholder’s interest. In 2012 his equity target was $600,000 and in 2013 his target is valued at $615,000.

We will amend our Form 10-K to include the foregoing tables and will prepare the tables using the same methodology in future filings.

•	Please tell us on what date you filed a summary compensation table that reports the payments to your prior CEO of $730,000 mentioned in the last paragraph of your response to prior comment 5.

Response:

On January 17, 2011 Brian S. Moore left his position as the Company’s President and Chief Executive Officer, and the Board of Directors thereafter appointed him to the position of President of Business Development. His responsibilities in that position were limited to periodic consultation from time to time with his successor and the Board of Directors regarding the business and potential acquisition opportunities. The Company reviewed these duties in light of the definition of an "executive officer" under Rule 3b-7 and determined that Mr. Moore did not fit this definition. Accordingly, Mr. Moore ceased being an Executive Officer on January 17, 2011. As he was not an executive officer of the Company in 2012, his compensation was not included in the 2013 Proxy Statement’s Summary Compensation Table or otherwise.

Page 6 of 11 August 2, 2013

The Company did, however, disclose his Third Amended Employment Agreement (the basis for the referenced payments) in a Form 8-k filed on January 19, 2011 and again in the 2012 Proxy Statement; in those filings it outlined the components of payments made to him that aggregated to $730,000.

•	Please expand your response to clarify how restricted stock awards and cash bonuses to named executive officers and other executives were management transition expenses reflecting costs from the appointment of your new CEO as you state in the first sentence on page 48 of your Form 10-K.

Response:

The first sentence on page 48 of our Form 10-K is intended to explain the increase in General & Administrative costs between fiscal year 2010 and fiscal year 2011. This statement does not refer to only payments made to the new CEO, however. As noted in the MD&A on page 47, there was an increase of $3,676,000 in G&A costs resulting from expenses attributable to what the Company deemed to relate to “management transition expenses” which occurred in conjunction with the prior CEO’s departure and the new CEO’s arrival. This characterization was reviewed and approved by the Company’s independent audit firm, Ernst & Young, LLP.

These costs related to a number of expenses for a wide array of individuals, including: (1) restricted stock grant expense, aggregating to $1,862,000 provided to the new CEO in conjunction with his arrival at the Company and time-based restricted shares provided to existing management team members to encourage their retention during a time of transition; (2) expenses incurred for ongoing payments under the prior CEO’s employment agreement of $730,000; and (3) cash bonuses aggregating to $1,084,000 related to one-time retention payments with clawback clauses and guaranteed bonuses given to key management personnel to further encourage retention. These payments and grants were outside the normal and customary annual incentive compensation plans and deemed necessary to maintain key management personnel during a time of transition from a long-serving CEO to a new leader.

Form 10-Q Fiscal Quarter Ended March 30, 2013

4.	Please expand your response to the first bullet point of prior comment 6 to clarify the basis for your conclusions regarding whether you reasonably expected the uncertain consequences to have a material impact on your sales, revenues or income from continuing operations. Provide us sufficient factual detail regarding the status of disruptions and transition issues to permit an understanding of your disclosure conclusions at the time you filed the Form 10-Q.

Response

Regulation S-K Item 303(a)(3)(ii) requires that the Company describe any known trends or uncertainties that have had or that the Company reasonably expects will have a materially favorable or unfavorable impact on net sales or revenues or income from continuing operations. At the time that the Company filed the Form 10-Q for the period ending March 30, 2013, the extent of the foregoing issues and consequences were not completely known, and the Company believed certain steps being taken to address the issues would substantially mitigate the adverse impact of the underlying reasons for the disruptions, so that these issues would not have a continuing material impact on the Company in 2013. The following facts were the basis for our conclusions:

Page 7 of 11 August 2, 2013

•	In the United States, the disruption resulted from the transition of customer ordering patterns as part of the integration of the Codman acquisition from Johnson & Johnson Health Care Systems, Inc. (“Johnson & Johnson”), the previous supplier of Codman surgical instruments, to Symmetry Surgical as described in our prior response.

o	To educate customers on this transition, we communicated the specific transactional changes that were necessary to enable a customer to cease ordering from Johnson & Johnson and begin ordering from Symmetry Surgical (including but not limited to EDI#, Fax#, Vendor#, order location, and related information) via approximately 30,000 mailings and 5,000 outbound telephone calls. While we believed that customer response to the changes in ordering processes was lagging, we believed our efforts to educate and effect change would mitigate the impact of the disruption.

o	In March and April, processes were put in place to enable Symmetry Surgical to receive a report showing orders which were misdirected by customers to Johnson & Johnson in error. This information, which identified five to ten misdirected orders per day, would enable Symmetry Surgical to have a faster response time to customers with the expectation that we could capture this demand and reduce the impact and risk of customer dissatisfaction going forward. While we sell over 20,000 products to thousands of customers, customer ordering is infrequent, with average orders of three to four lines.

o	In the first quarter, we identified certain classes of customers who appeared to be more impacted by the transition (greater sales weakness). To address these customers, we implemented a sales force restructuring effective in April which we believed would have a positive impact in future quarters. Prior to the restructuring, we had three selling organizations as a result of 2011 acquisitions. The restructuring created smaller geographic territories with a comprehensive product offering, which we believed would enable our Sales Representatives to get more frequent access to these customers. We believed that this would enable our Sales Representatives to return their focus to competitive actions to gain market share and drive new product revenue.

o	Beginning in the fourth quarter of 2012, we determined that the lack of a comprehensive Symmetry Surgical product catalog was impacting our visibility in the marketplace. The decision was made to place 5,000 catalogs with our full portfolio of over 20,000 products with our customers beginning in the second quarter of 2013. We believed that the release of these catalogs would mitigate the impact of the sales disruptions. The catalogs actually shipped in the first week of the third quarter.

•	Outside the United States, the sales disruption was primarily driven by the transition from Johnson & Johnson to new distributorships during the fourth quarter of 2012 and first quarter of 2013. As part of these transitions we worked to transfer regulatory authorizations, establish awareness with local country hospital customers, and ramp up country-specific marketing and sales activities.

Page 8 of 11 August 2, 2013

o	In the first nine months of 2012, we transitioned from our Transition Services Agreement with Johnson & Johnson to distributors in eight countries. During the fourth quarter of 2012 and first quarter of 2013, we transitioned 51 distributors serving over 100 countries. The magnitude of change was significant and we believed it impacted first quarter. With the vast majority of transitions behind us, we believed that the negative impact on foreign sales would lessen throughout the year.

o	With the establishment of this broad international distribution network, we believed that additional growth opportunities could exist as we enabled the breadth of our legacy portfolio of 10,000 product codes to also be sold internationally.

o	We planned for a comprehensive training conference for our international distributors during the second quarter which we believed would help to stabilize international volume and restore growth.

o	We believed that the release of the catalogs described above would also mitigate the disruption of foreign sales.

5.	Please expand your response to prior comment 7 and the last paragraph of your response to prior comment 6 to tell us with specificity which subsections of which exhibits (1) provide for the allocation of excess cash in the manner that you indicate in the response and (2) control whether misapplication of excess cash is a default. Also, expand the last paragraph of your response to prior comment 7 to analyze the materiality of any consequences that would have resulted if you did not receive the waiver.

Response

The obligation to make a prepayment in an amount equal to 50% of Excess Cash Flow (as defined in the Credit Agreement) for a given year is set forth in Section 2.11(g)(A) of the Credit Agreement, as amended. Clause (g) of Section 2.11 was one of the new provisions added to the Credit Agreement by Section 1.10 of the First Amendment to the Credit Agreement, dated December 11, 2011 (the "First Amendment"), which was filed as Exhibit 10.1 to a Current Report on Form 8-K on December 15, 2011. Under Section 2.11(g)(A), the Excess Cash Flow prepayment was to be made within 90 days of the end of any fiscal year (beginning with the year ended December 31, 2012) for which the Company's Total Leverage Ratio (as defined in the Credit Agreement) was greater than 2.5 to 1.0. The First Amendment also added Section 2.11(h), which provides, in relevant part, that any prepayment made pursuant to Section 2.11(g) shall be applied first to the pro rata prepayment of the Term Loans.

Article VII of the Credit Agreement includes the list of the Events of Default under the Credit Agreement. The Credit Agreement was filed as Exhibit 99.1 to a Current Report on Form 8-K on November 9, 2010. The Events of Default include, among other things, the failure to pay any principal on any Loan when the same becomes due and payable on a date fixed for prepayment. [See clause (a) of Article VII.] Because the payments made by the Company under the Credit Agreement in the first 90 days of 2013 (which were in an amount greater than the amount of the required Excess Cash Flow prepayment) were applied to the Revolving Loan and to the scheduled amortization of the Term Loans, rather than to the prepayment of the Term Loans, the prepayment of the Term Loans required by Sections 2.11(g)(A) and (h) was not made when due, resulting in a technical Event of Default under clause (a) of Article VII.

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The consequences of an Event of Default are also addressed in Article VII of the Credit Agreement. Under that Article, if an Event of Default under clause (a) of Article VII occurs,

"the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, . . . declare the Loans then outstanding to be due and payable . . . and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Secured Obligations of the Borrower accrued hereunder and under the other Loan Documents, shall become due and payable immediately . . .."

The Administrative Agent did not deliver notice of acceleration of the principal of any of the Loans, nor did the Required Lenders request that the Administrative Agent do so. On the contrary, as noted in our prior response, when one of the Lenders discovered the misapplication of the prepayment and alerted the Company and the Administrative Agent, the Lenders and the Company acknowledged that the failure to apply the 2013 payments to prepay the Term Loans created no substantive concerns under the Credit Agreement, the Company agreed to draw down funds from the Revolving Loan and make the required prepayment on the Term Loans (essentially a reallocation of the Excess Cash Flow prepayment amount from the Revolving Loan to the Term Loans which, as discussed below, the Lenders had the unilateral right to do), and the Lenders agreed to provide a waiver to confirm that there was no risk of breach of the Credit Agreement as a result of the delinquent payment without charging the Company a waiver fee.

In our prior response, we stated our view that the waiver granted by the Lenders under the Credit Agreement was not a material agreement within the meaning of Item 601(b)(10) of Regulation S-K and, therefore, was not required to be filed with the Commission. Our conclusion on this issue was based on several factors, discussed below:

•	The nature of the default that is the subject of the waiver. The Event of Default occurred because an amount equal to 50% of the Company's Excess Cash Flow for 2012 was not used to prepay the Term Loans on or prior to March 30, 2013. The Credit Agreement does not require the Company to make any payments on the Revolving Loan prior to maturity. Nevertheless, during the first quarter of 2013, the Company made payments under the Credit Agreement of approximately $29.1 million that were applied to the Revolving Loan. The amount of the required Excess Cash Flow prepayment for 2012 was approximately $22.1 million. Thus, if a portion of the payments made by the Company during the first quarter of fiscal 2013 equal to the amount of the Excess Cash Flow prepayment had been applied to the Term Loans, there would have been no Event of Default. Section 2.18(b) of the Credit Agreement provides, in relevant part, that, "the Administrative Agent and the Lenders shall have the continuing and exclusive right to apply and reverse and reapply any and all such proceeds and payments to any portion of the Secured Obligations". Accordingly, there was never any risk that the Administrative Agent and the Lenders would not be able to unilaterally and quickly reapply the Company's payments on the Revolving Loan to the Term Loans as they deemed appropriate. Moreover, during the first quarter, the amount available for borrowings under the Revolving Loan was no less than $90.0 million. The substantial amount of unused borrowing capacity means that the Company could have made a borrowing on the Revolving Loan and used those proceeds to make the required prepayment. In other words, the default was not due to the Company's inability to pay any required amount to the Lenders; rather, it was due to an administrative error on the part of the Company in failing to properly make the required Excess Cash Flow prepayment of the Term Loans.

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•	The Administrative Agent's reaction to the error. The Administrative Agent was aware of the amount and timing of all payments under the Credit Agreement, and of the amount of those payments that had been applied to the Revolving Loan, but did not realize that no payments had been applied to prepay the Term Loans until another member of the Lender group brought it to the Administrative Agent's attention. From the time the Administrative Agent first became aware of the issue, it advised the Company that it did not consider the failure to make the prepayment to be a serious issue. The Administrative Agent worked cooperatively with the Company to correct the error and did not make any suggestion that it was considering the exercise of any remedies as a result thereof. In fact, the Administrative Agent agreed to allow the Company to delay drawing on the Revolving Loan to make the payment to the Term Loan so that it could coordinate the payment date with the expiration of an existing LIBOR contract and thereby avoid incurring any breakage fees. The Administrative Agent also offered to seek a waiver of the technical default from the Lenders without charging a waiver fee, an unusual approach which we believe supports our conclusion that the technical default (and therefore the waiver) was not considered by the Administrative Agent to be material.

•	The Lenders' reaction to the error. Notwithstanding our confidence that the Lenders would not take any steps to exercise remedies as a result of the error, after discussing the situation with the Administrative Agent, we nonetheless determined to seek a formal waiver in order to avoid any question regarding the existence of an Event of Default arising from the issue. All of the Lenders promptly agreed to the waiver without requiring us to pay a wavier fee. We believe the relative ease with which the waiver was obtained (including the absence of any waiver fee) confirmed our view that the failure to timely make the Excess Cash Flow prepayment was not a material issue from the Administrative Agent or Lenders' perspective.

•	The impact on the Company if the waiver was not obtained and the likelihood of not obtaining the waiver. The Credit Agreement is our primary credit facility and we use borrowings under the Revolving Loan, together with cash generated by our operations, to fund our day-to-day operations. The amounts outstanding under the Credit Agreement as of the end of our March 2013 quarter were 68% of our outstanding long-term debt; and our remaining long-term debt (other than capital leases) includes cross-default provisions with our Credit Agreement. The amounts outstanding under the Credit Agreement are secured by a first priority security interest in substantially all of our domestic assets, including a pledge of 65% of the outstanding equity interests in our foreign subsidiaries. If an Event of Default occurs and is not cured, the Administrative Agent and the Lenders could, among other remedies, (a) terminate the Commitments under the Revolving Loan so that we could no longer borrow thereunder, (b) declare all amounts outstanding under the Credit Agreement to be immediately due and payable, (c) foreclose on the mortgages on our U.S. real estate, and (d) exercise all of the rights granted to a secured party under the UCC with respect to our personal property. In that event, unless the Lenders were willing to forbear for a sufficient period of time to allow us to find alternate financing or to negotiate an amendment to the Credit Agreement to remedy the Event of Default, our ability to continue our operations would be materially and adversely affected.

Page 11 of 11 August 2, 2013

Although these remedies are provided for in the Credit Agreement and related documents, in analyzing the materiality of the waiver, we balanced the severity of these consequences against the extremely remote likelihood that the Lenders would pursue any of these remedies as a consequence of the missed payment, especially in light of their ability to correctly allocate the payments we made unilaterally or through the Administrative Agent. We believe the following factors support our conclusion that the likelihood that the Lenders would exercise any of the remedies described above as a result of the error was extremely remote: (a) the payments made on the Revolving Loan in the first quarter of 2013 were greater than the amount of the required Excess Cash Flow prepayment; (b) the interest rate on all of the Loans under the Credit Agreement is the same, so that no Lender was disadvantaged from a return perspective by the misapplication of the payments; (c) the Administrative Agent and the Lenders at all times had the unilateral right under the Credit Agreement to reverse the application of the payments to the Revolving Loan and reapply them correctly; (d) we had sufficient capacity under the Revolving Loan to fund the required prepayment; (e) a borrowing under the Revolving Loan to fund the required prepayment would have resulted in no net increase in the amount of indebtedness outstanding under the Credit Agreement; and (f) the application of the payments to the Revolving Loan did not make the Lenders any less secure in their collateral or result in any improper dissipation of our assets. Further, neither the Lenders nor the Administrative Agent indicated that there was any intent to take any such measures, and all parties worked promptly and cooperatively to reallocate the payments. As a result, we concluded that the likelihood of remedies actually being pursued by the Lenders as a consequence of the missed payment was so small that the waiver was not a material agreement.

We appreciate your assistance with our disclosure requirements and hope that the information provided above is responsive to your comments and adequately addresses your concerns. In providing this response, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in our public filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you need further explanation or have follow up questions, please feel free to contact us by mail (3724 North State Road 15, Warsaw, IN 46582) or by fax (574.267.4551).

Yours very truly,

Symmetry Medical Inc.

By: /s/ David C. Milne
David C. Milne
SVP of HR, General Counsel & Secretary

cc:	Stephen Hackman